Exhibit 99.2

VASTA PLATFORM LIMITED

Unaudited Condensed Interim Consolidated Financial Statements Nine-month period ended September 30, 2022

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Content

Consolidated statement of financial position	3
Consolidated interim statement of profit or loss and other comprehensive income	5
Consolidated interim statement of changes in equity	6
Consolidated interim statement of cash flows	7
Notes to the condensed interim consolidated financial statements	9

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Financial Position

As of September 30, 2022 and December 31, 2021

In thousands of R$, unless otherwise stated

Assets	Note	September 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	7	44,343	309,893
Marketable securities	8	433,803	166,349
Trade receivables	9	329,337	505,514
Inventories	10	242,261	242,363
Taxes recoverable		43,747	24,564
Income tax and social contribution recoverable		9,923	8,771
Prepayments		54,243	40,069
Other receivables		724	2,105
Related parties – other receivables	19	1,010	501
Total current assets		1,159,391	1,300,129

Non-current assets
Judicial deposits and escrow accounts	20.b	188,099	178,824
Deferred income tax and social contribution		205,302	130,405
Investments accounted for using the equity method	11	85,501	-
Other Investments and interests in entities	1.2.b	8,271	-
Property, plant and equipment	12	201,182	185,682
Intangible assets and goodwill	13	5,481,268	5,538,367

Total non-current assets		6,169,623	6,033,278

Total Assets		7,329,014	7,333,407

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Financial Position

As of September 30, 2022 and December 31, 2021

In thousands of R$, unless otherwise stated

Liabilities	Note	September 30, 2022	December 31, 2021

Current liabilities
Bonds and financing	14	62,649	281,491
Lease liabilities	16	28,426	26,636
Suppliers	15	264,427	264,787
Income tax and social contribution payable		17,820	16,666
Salaries and social contributions	18	106,422	62,829
Contractual obligations and deferred income		32,159	46,037
Accounts payable for business combination	17	91,147	20,502
Other liabilities		5,059	20,033
Other liabilities - related parties	19	25,371	39,271
Total current liabilities		633,480	778,252

Non-current liabilities
Bonds and financing	14	748,963	549,735
Lease liabilities	16	118,719	133,906
Accounts payable for business combination	17	556,319	511,811
Provision for tax, civil and labor losses	20	676,030	646,850
Contractual obligations and deferred income		4,317	128
Other liabilities		40,006	47,516
Total non-current liabilities		2,144,354	1,889,946

Shareholder's Equity
Share capital	22	4,820,815	4,820,815
Capital reserve		77,924	61,488
Treasury shares		(23,880)	(23,880)
Accumulated losses		(323,679)	(193,214)
Total Shareholder's Equity		4,551,180	4,665,209

Total Liabilities and Shareholder's Equity		7,329,014	7,333,407

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income for the three and nine-month periods ended September 30, 2022 and 2021

In thousands of R$, except earnings for share

	Note	July 01 to September 30, 2022	September 30, 2022	July 01 to September 30, 2021	September 30, 2021

Net revenue from sales and services	23	188,724	759,261	127,192	549,159
Sales		180,422	732,647	124,125	526,697
Services		8,302	26,614	3,067	22,462

Cost of goods sold and services	24	(91,855)	(301,058)	(79,381)	(260,910)

Gross profit		96,869	458,203	47,811	288,249

Operating income (expenses)
General and administrative expenses	24	(98,511)	(351,738)	(96,402)	(304,208)
Commercial expenses	24	(48,917)	(143,838)	(33,947)	(119,040)
Other income	24	1,301	2,941	698	2,202
Impairment losses on trade receivables	9 and 24	(4,692)	(17,131)	(3,790)	(21,998)
		(150,819)	(509,766)	(133,441)	(443,044)

Share of (loss) profit of equity-accounted investees	11	(2,150)	(2,150)	-	-

(Loss) before finance result and taxes		(56,100)	(53,713)	(85,630)	(154,795)

Finance result
Finance income	25	19,174	56,339	10,532	21,793
Finance costs	25	(68,426)	(196,291)	(28,686)	(69,174)
		(49,252)	(139,952)	(18,154)	(47,381)

Loss before income tax and social contribution		(105,352)	(193,665)	(103,784)	(202,176)

Income tax and social contribution	21	29,358	63,200	32,963	63,641

Loss for the period		(75,994)	(130,465)	(70,821)	(138,535)
Basic (loss) per share – R$	22.b	(0.91)	(1.56)	(0.85)	(1.67)
Diluted (loss) per share – R$	22.b	(0.91)	(1.56)	(0.85)	(1.67)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

In thousands of R$, unless otherwise stated

	Share capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated losses	Total Shareholders' Equity/ Net Investment

Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209
Loss for the period	-	-	-	-	-	(130,465)	(130,465)
Share based compensations granted and issued	-	-	16,436	-	-	-	16,436
Share based compensation vested	-	-	(2,636)	2,636	-	-	-
Balance as of September 30, 2022 (unaudited)	4,961,988	(141,173)	44,245	33,679	(23,880)	(323,679)	4,551,180

Balance as of December 31,2020	4,961,988	(141,173)	38,962	-	-	(74,460)	4,785,317
Loss for the period						(138,535)	(138,535)
Share based compensations granted and issued	-	-	17,503	-	-	-	17,503
Share based compensation vested	-	-	(31,043)	31,043	-	-	-
Acquisition of shares					(11,765)	-	(11,765)
Balance as of September 30, 2021 (unaudited)	4,961,988	(141,173)	25,442	31,043	(11,765)	(212,995)	4,652,520

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2022 and 2021

		For the nine-month period ended September 30,
	Notes	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(193,665)	(202,176)
Adjustments for:
Depreciation and amortization	12 and 13	198,841	149,492
Share of loss (profit) of equity-accounted investees	11	2,150	-
Impairment losses on trade receivables	9	17,131	21,998
Reversal Tax, civil and labor losses	20.a	(9,151)	(775)
Interest on provision for tax, civil and labor losses	20.a and 25	39,639	17,681
Provision for obsolete inventories	10	27,896	13,936
Interest on bonds and financing	25	77,636	24,272
Contractual obligations and right to returned goods		(12,875)	2,115
Interest on accounts payable for business combination	25	47,511	811
Imputed interest on suppliers	25	13,730	3,213
Bank and collection fees	25	6,056	-
Other financial expenses and net interest	25	(15,710)	-
Share-based payment expense		16,436	17,503
Interest on lease liabilities	25	10,799	11,602
Interest on marketable securities incurred	25	(39,709)	(15,937)
Cancellations of right-of-use contracts	12 and 16	3,393	(3,481)
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	3,718	3,411
		193,826	43,665
Changes in:
Trade receivables		159,242	262,120
Inventories		(31,994)	(5,618)
Prepayments		(14,174)	(10,157)
Taxes recoverable		(20,329)	(3,049)
Judicial deposits and escrow accounts		(9,275)	(2,929)
Other receivables		1,381	(1,185)
Suppliers		(14,090)	(92,912)
Salaries and social charges		43,563	1,062
Tax payable		6,502	7,775
Contractual obligations and deferred income		7,387	(42,105)
Other receivables and liabilities from related parties		(509)	-
Other liabilities		(22,494)	(1,880)
Other liabilities - related parties		(13,901)	(96,041)
Interest on liabilities paid	16	(10,813)	(11,564)
Payment of interest on bonds and financing		(92,722)	(24,946)
Income tax and social contribution paid		(2,736)	(1,167)
Payment of provision for tax, civil and labor losses	20.a	(1,308)	(515)
Net cash generated by operating activities		177,556	20,553

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	12	(50,602)	(9,452)
Additions of intangible assets	13	(66,819)	(36,763)
Acquisition of subsidiaries net of cash acquired	5	(53,686)	(33,591)
Proceeds from (purchase of) investment in marketable securities	8	(227,745)	189,861
Net cash (applied in) generated in investing activities		(398,852)	110,055

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Unaudited Condensed Interim Consolidated Statement of Cash Flows

For the nine-month periods ended September30, 2022 and 2021

In thousands of R$, unless otherwise stated

CASH FLOWS FROM FINANCING ACTIVITIES

Suppliers- related parties		-	(3,676)
Payments of loans from related parties		(254,885)	(20,884)
Lease liabilities paid	16	(20,409)	(15,308)
Acquisition of treasury shares		-	(11,765)
Payments of bonds and financing		(759)	(477,651)
Issuance of securities with related parties net of issuance costs		250,000	-
Issuance of public bonds net of issuance costs		-	497,000
Payments of accounts payable for business combination	17	(18,201)	(31,617)
Net cash (applied in) financing activities		(44,254)	(63,901)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(265,550)	66,706

Cash and cash equivalents at beginning of period	7	309,893	311,156
Cash and cash equivalents at end of period	7	44,343	377,862

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(265,550)	66,706

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1.	Corporate information

1.1.	The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service” solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with printed and digital content through long-term contracts with partner schools.

Since July 31, 2020, Vasta Platform Ltd. Has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2.	Significant events during the period

(a)	Business Combination

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda., when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

(b)	Investments in other companies, without majority control

b1. Investment in Educbank

On July 19, 2022, the Company completed through its wholly owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), the acquisition of a minority investment in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”). Vasta invested a total of R$87,651, for a 45% stake in Educbank, of which R$12,085 was paid in cash on the acquisition date, R$35,151 will be paid in 2-year installments (R$24,855 already paid to date) and R$40,415 was recorded at fair value and paid conditioned to the growth of students served by Educbank. Vasta does not have control, but it has significant influence over Educbank.

Educbank is the first financial ecosystem dedicated to K-12 schools, intended to expand access to quality education in Brazil, through services’ management and financial support to educational institutions by providing payment guaranty to school tuitions. This investment will enable Vasta to capture great value potential in the following years, by tapping the K-12 tuitions payment means, which total payment volume (TPV) surpasses R$70 billion per year. Educbank’s services complement Vasta’s digital services platform, which provides access to data, management tools and now working capital management, releasing time for school partners to focus on delivering education.

b2. Investment in Flex Flix

On July 5, 2022, the Company completed through its wholly owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), the acquisition of a minority investment in Flex Flix Limited (“Flex Flix”). Vasta invested a total of R$ 8,271, for a 10% stake in Flex Flix, which was fully paid in cash as of the closing date. Vasta has no control and no significant influence.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Flex Flix is an internet-based education/edutainment company that operates a video streaming service, streaming in 3 languages (Spanish, English and Portuguese). The products on this platform cover high resolution, big data and artificial intelligence solutions.

2.	Basis of accounting

These interim financial statements for the nine-month period ended September 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company´s financial position and performance since the last annual financial statements.

These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

(a)	Basis of consolidation and investments in other companies

Company		September 30, 2022	December 31, 2021
	Investment type	Interest %	Interest %
Somos Sistemas de Ensino S.A (“Somos Sistemas”)	Subsidiary	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	Subsidiary	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	Subsidiary	100%	100%
Colégio Anglo São Paulo	Subsidiary	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	Subsidiary	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”).	Subsidiary	100%	100%
Editora De Gouges S.A (“De Gouges”)	Subsidiary	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	Subsidiary	100%	-
MVP Consultoria e Sistemas Ltda. (“MVP”)	Subsidiary	100%	-
Educbank Gestão de Pagamentos Educacionais S.A.	Associate	45%	-
Flex Flix Limited	Investment	10%	-

3.	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 5.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in Note 22.

4.	Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2021. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2022, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Business Combinations

As mentioned in Note 1.2, on January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The Company will pay the total amount of R$17,057, of which R$8,854 was paid in cash on the acquisition date and the remaining amount of R$8,203 to be paid in 2-year installments. The contract has an earn-out clause of R$20,751, which will be paid in 3 installments adjusted by the IPCA, linked to the achievement of performance targets between 2022 and 2025. Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for each business combination in 2022:

	Phidelis	MVP	Total
Current assets
Cash and cash equivalents	162	217	379
Trade receivables	65	131	196
Taxes recoverable	1	5	6
Total current assets	228	353	581

Non-current assets
Property, plant and equipment		72	72
Intangible assets - Software	510	2,635	3,145
Total non-current assets	510	2,707	3,217
Total Assets	738	3,060	3,798

Current liabilities
Salaries and social contributions	24	6	30
Taxes payable	34	10	44
Income tax and social contribution payable	-	80	80
Other liabilities	2	10	12
Total current liabilities	60	106	166
Total liabilities	60	106	166

Net identifiable assets at fair value (A)	678	2,954	3,632
Total of Consideration transferred (B)	5,999	31,809	37,808
Goodwill (B – A)	5,321	28,855	34,176

From the date of acquisition to September 30, 2022, MVP and Phidelis contributed to the Unaudited Condensed Interim Consolidated Financial Statements net sales and services the amount of R$2,676 and R$1.152, respectively, and net profit in the amount of R$1.217 and R$414, respectively.

6.	Financial Instruments and risk management

The Company holds the following financial instruments:

	September 30, 2022	December 31, 2021

Assets - Amortized cost
Cash and cash equivalents	44,343	309,893
Marketable Securities	433,803	166,349
Trade receivables	329,337	505,514
Other receivables	724	2,105
Related parties – other receivables	1,010	501
	809,217	984,362

Liabilities - Amortized cost
Bonds and financing	811,612	831,226
Lease liabilities	147,145	160,542
Reverse Factoring	129,256	97,619
Suppliers	135,171	167,168
Accounts payable for business combination	647,466	532,313
Other liabilities - related parties	25,371	39,271
	1,896,021	1,828,139

The Company’s financial instruments are recorded in the Unaudited Condensed Interim Consolidated Statement of Financial Position at amounts that are consistent with their fair values.

Credit Risk

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 9) and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See Notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded. See Note 9.

7.	Cash and cash equivalents

The balance of this account comprises the following amounts:

	September 30, 2022	December 31, 2021

Cash	124	100
Bank account	6,709	17,772
Financial investments (i)	37,510	292,021
	44,343	309,893

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 103% of the annual CDI rate on September 30, 2022 (105.2% on December 31, 2021). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8.	Marketable securities

The balance of this account comprises the following amounts:

	Credit Risk	September 30, 2022	December 31, 2021

Financial bills (LF)	AAA	8,061	1,640
National Treasury Notes (NTN)	AA	49,871	-
National Treasury Notes (NTN)	AAA	23,442	-
Financial treasury bills (LFT) and funds	AAA	352,429	164,709
		433,803	166,349

The average gross yield of securities is based on 105% CDI on September 30, 2022 (101% CDI on December 31, 2021).

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

9.	Trade receivables

The balance of this account comprises the following amounts:

	September 30, 2022	December 31, 2021

Trade receivables	375,553	505,190
Related Parties (Note 19)	3,034	46,824
( - ) Impairment losses on trade receivables	(49,250)	(46,500)
	329,337	505,514

a.	Maturities of trade receivables

	September 30, 2022	December 31, 2021

Not yet due	236,507	417,233
Past due
Up to 30 days	28,904	9,657
From 31 to 60 days	21,430	10,331
From 61 to 90 days	13,572	7,366
From 91 to 180 days	32,075	21,154
From 181 to 360 days	26,106	23,852
Over 360 days	16,959	15,597
Total past due	139,046	87,957

Related parties (note 19)	3,034	46,824
( - ) Provision for impairment of trade receivables	(49,250)	(46,500)
	329,337	505,514

The gross book value of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

b.	Changes on provision

	September 30, 2022	September 30, 2021

Opening balance	46,500	32,055
Additions	17,131	21,998
Write offs	(14,381)	(14,950)
Closing balance	49,250	39,103

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

10.	Inventories

The balance of this account comprises the following amounts:

	September 30, 2022	December 31, 2021

Finished products (i)	138,920	160,318
Work in process	73,559	51,152
Raw materials	25,215	27,081
Imports in progress	871	1,681
Right to returned goods (ii)	3,696	2,131
	242,261	242,363
(i)	These amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

a.	Changes in provision

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

	September 30, 2022	September 30, 2021

Opening balance	58,723	62,210
Additions	27,896	13,936
Write-off of inventories	(15,490)	(14,429)
Closing balance	71,129	61,717

11.	Investments accounted for using the equity method

The balance of this account comprises the following amounts:

	September 30, 2022
	Investment type	Interest %	Investment	Goodwill	Total
Educbank	Associate	45%	54,406	31,095	85,501

Investments accounted for using the equity method:

EducBank
As of December 31, 2021	-
Acquisition	87,651
Equity method.	(2,150)
As of September 30, 2022	85,501

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

12.	Property, plant and Equipment

The changes in property, plant and equipment are as follows:

	September 30, 2022
Cost	IT equipment	Furniture, equipment, and fittings	Property, buildings, and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2021	44,180	38,116	54,508	677	251,694	391	389,566
Additions	34,190	13,301	657	2,454	9,618	-	60,220
Additions by business combination	54	78	-	7	-	-	139
Disposals / Cancelled contracts	-	(6)	-	(18)	(5,985)	-	(6,009)
Transfers	941	1,197	(2,138)	-	-	-	-
As of September 30, 2022	79,365	52,686	53,027	3,120	255,327	391	443,916

Depreciation
As of December 31, 2021	(27,565)	(29,726)	(36,636)	-	(109,957)	-	(203,884)
Depreciation charge for the period	(11,245)	(3,798)	(4,031)	-	(22,223)	-	(41,296)
Additions by business combination	-	(66)	-	-	-	-	(66)
Depreciation of disposals	-	-	-	-	2,513	-	2,512
Transfers	(108)	(1,575)	1,683	-	-	-	-
As of September 30, 2022	(38,918)	(35,165)	(38,984)	-	(129,667)	-	(242,734)

Net book value
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
As of September 30,2022	40,447	17,521	14,043	3,120	125,660	391	201,182

Annual depreciation rates	10% - 33%	10% - 33%	5% - 20%	-	12%	-

	September 30, 2021
Cost	IT equipment	Furniture, equipment, and fittings	Property, buildings, and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2020	27,036	36,314	51,407	315	241,906	453	357,431
Additions	5,317	1,168	877	2,062	15,361	-	24,785
Additions by business combination	152	587	-	-	-	-	739
Renegotiation					(21,638)	-	-
Disposals / Cancelled contracts	-	(124)	-	-	(3,287)	-	(3,411)
Transfers	-	62	400	(400)	-	(62)	-
As of September 30, 2021	32,505	38,007	52,684	1,977	232,342	391	379,544

Depreciation
As of December 31, 2020	(25,557)	(26,406)	(31,429)	-	(82,033)	-	(165,425)
Depreciation charge for the period	(1,226)	(2,484)	(3,888)	-	(19,894)	-	(27,492)
As of September 30, 2021	(26,783)	(28,890)	(35,317)	-	(101,927)	-	(192,917)

Net book value
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
As of September 30, 2021	5,722	9,117	17,367	1,977	130,415	391	164,989

Annual depreciation rates	10% - 33%	10% - 33%	5% - 20%	-	12%	-	-

The Company assesses at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of and for the nine-month periods ended September 30, 2022 and 2021.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

13.	Intangible Assets and Goodwill

The changes in intangible assets and goodwill were as follows:

	September 30, 2022
	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2021	247,325	1,197,381	631,935	247,622	73,877	39,421	3,991	3,694,879	6,136,431
Additions	11,725	-	-	-	41,803	19	9,672	3,600	66,819
Additions by business combination	3,145	-	-	-	-		-	34,176	37,321
Disposals	-	-	-	-	-	(17)	-	(3,677)	(3,694)
Transfer	(2,085)	1,281	-	1,353	-	(1,100)	-	551	-
As of September 30, 2022	260,110	1,198,662	631,935	248,975	115,680	38,323	13,663	3,729,529	6,236,877

Amortization
As of December 31, 2021	(151,281)	(275,276)	(85,658)	(4,127)	(49,583)	(32,139)	-	-	(598,064)
Amortization charge for the period	(23,623)	(76,190)	(20,482)	(18,572)	(18,627)	(50)	-	-	(157,544)
As of September 30, 2022	(174,904)	(351,466)	(106,140)	(22,699)	(68,210)	(32,189)	-	-	(755,608)

Net book value
As of December 31, 2021	96,044	922,105	546,277	243,495	24,294	7,282	3,991	3,694,879	5,538,367
As of September 30, 2022	85,206	847,196	525,795	226,276	47,470	6,134	13,663	3,729,528	5,481,268
Weighted average amortization rate	15%	8%	5%	8%	33%	33%	-	-

	September 30, 2021
	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2020	204,213	1,113,792	631,935	-	53,069	38,283	999	3,307,805	5,350,096
Additions	16,019	-	-	-	15,252	-	5,492	-	39,763
Additions by business combination	11,036	18,783	-	-	-	1,100	-	68,746	99,665
Transfer	2,996	-	-	-	-	-	(2,996)	-	-
As of September 30, 2021	234,263	1,132,575	631,935	-	68,321	39,383	3,495	3,376,551	5,486,523

Amortization
As of December 31, 2020	(120,798)	(184,934)	(58,349)	-	(29,248)	(32,040)	-	-	(425,369)
Amortization charge for the period	(20,733)	(66,022)	(20,482)	-	(14,712)	(51)	-	-	(122,000)
As of September 30, 2021	(141,531)	(250,956)	(78,831)	-	(43,960)	(32,091)	-	-	(547,369)

Net book value
As of December 31, 2020	83,414	928,858	573,586	-	23,821	6,243	999	3,307,805	4,924,726
As of September 30, 2021	92,732	881,619	553,104	-	24,361	7,293	3,495	3,376,551	4,942,155

Weighted average amortization rate	15%	8%	5%	8%	33%	33%	-	-

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021.

There were no indications of impairment for the nine-month periods ended September 30, 2022.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

14.	Bonds and financing

The balance of bonds and financing comprises the following amounts:

	September 30, 2022	December 31, 2021	Interest rate

Bonds
Private Bonds – 5th Issuance - series 2 (Related parties – note 19)	51,869	104,844	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - series 2	-	210,920	CDI + 1.70% p.a.
Private Bonds – 9th Issuance - series 2 (Related parties – note 19)	250,000	-	CDI + 2,40% p.a.
Bonds – 1st Issuance – single	509,743	514,574	CDI + 2.30% p.a.
Financing and Lease Liabilities - Mind Makers	-	888	TJLP + 5% p.a.
	811,612	831,226
Current	62,649	281,491
Non-current	748,963	549,735

See below the bonds outstanding on September 30, 2022:

Subscriber	Related Parties	Related Parties	Third parties	Related Parties
Issuance	5th	6th	1st	9th
Series	2nd Series	2nd Series	Single Series	2nd Series
Date of issuance	08/15/2018	08/15/2017	08/06/2021	28/09/2022
Maturity Date	08/15/2023	08/15/2022	08/05/2024	28/09/2025
First payment after	60 months	60 months	35 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.00% p.a.	CDI + 1.70% p.a.	CDI + 2.30% p.a.	CDI + 2.40% p.a.
Principal amount (in millions of R$)	100	200	500	250

15.	Suppliers

The balance of this account comprises the following amounts:

	September 30, 2022	December 31, 2021

Local suppliers	120,979	132,124
Related parties (note 19)	6,067	19,534
Copyright	8,125	15,510
Reverse Factoring (i)	129,256	97,619
	264,427	264,787

(i)	Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk. The reverse factoring presents maturity dates from one year.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

16.	Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	September 30, 2022	September 30, 2021

Opening balance	160,542	173,103
Additions for new lease agreements (i)	1,268	15,361
Renegotiation	8,350	(21,638)
Cancelled contracts	(2,592)	(3,481)
Renegotiation	-	(28)
Interest	10,799	11,602
Payment of interest	(10,813)	(11,564)
Payment of principal	(20,409)	(15,308)
Closing balance	147,145	148,047

Current liabilities	28,426	18,672
Non-current liabilities	118,719	129,375
	147,145	148,047

(i)	Refers to new lease agreements which the Company has embedded part of its digital learning solutions. Those lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range from 10.3% p.a. to 10.88% p.a.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities.

The Company recognized rent expense from short-term leases and low-value assets of R$ 16,413 for the nine-month period ended September 30, 2022 (September 30, 2021: R$ 14,459).

17.	Accounts payable for business combination

The balance of this account comprises the following amounts:

	September 30, 2022	December 31, 2021

Pluri	3,540	3,251
Mind Makers	7,670	7,044
Livro Fácil	10,222	14,055
Meritt	426	3,347
SEL	29,329	26,935
Redação Nota 1000	5,988	7,230
EMME	10,751	12,780
Editora De Gouges	498,361	457,671
Phidelis	30,149	-
Educbank	51,030	-
	647,466	532,313

Current	91,147	20,502
Non-current	556,319	511,811
	647,466	532,313

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

18.	Salaries and Social Contribution

The balance of this account comprises the following amounts:

	September 30, 2022	December 31, 2021

Salaries payable	25,792	22,348
Social contribution payable (i)	29,670	23,926
Provision for vacation pay and 13th salary	32,794	10,616
Provision for profit sharing (ii)	18,166	5,923
Others	-	16
	106,422	62,829

(i)	Refers to the effect of social contribution over restricted share unit’s compensation plans. The Company records the taxes over the shares monthly according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

19.	Related parties

The Company is part of Cogna group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna. The effect of these transactions is reflected in these Unaudited Condensed Interim Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Unaudited Condensed Interim Consolidated Financial Statements. The balances and transactions between related parties are shown below:

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	September 30, 2022
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (Note 20.b)	Other liabilities - related parties (ii)	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	174,737	3,828	-	301,869
Editora Atica S.A.	-	826	-	5,797	3,929	-
Editora E Distribuidora Educacional S.A.	-	-	-	15,746	-	-
Editora Scipione S.A.	-	672	-	-	419	-
Educação Inovação e Tecnologia S.A.	-	-	-	-	-	-
Maxiprint Editora Ltda.	-	105	-	-	2	-
Saber Serviços Educacionais S.A.	15	-	-	-	99	-
Saraiva Educacao S.A.	635	1,431	-	-	1,039	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	579	-
Somos Idiomas S.A.	108	-	-	-	-	-
Others	252
	1,010	3,034	174,737	25,371	6,067	301,869

(i)	Refers substantially to accounts receivable generated from sharing costs e.g., IT services shared by the Company to Cogna.

(ii)	Refers substantially to accounts payable by sharing expenses e.g., property leasing, personnel and IT licenses shared with Cogna.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	December 31, 2021
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (Note 20.b)	Other liabilities - related parties (ii)	Suppliers (note 15)	Bonds (note 14)
Acel Adminstração de Cursos Educacionais Ltda.	-	6,482	-	-	474	-
Anhanguera Educacional Participacoes S.A.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	6	-
Cogna Educação S.A.	-	-	160,470	3,021	-	315,764
Colégio Ambiental Ltda.	-	805	-	-	-	-
Colégio JAO Ltda.	-	4,974	-	-	33	-
Colegio Manauara Lato Sensu Ltda.	-	3,291	-	-	458	-
Colegio Manauara Cidade Nova Ltda.		395			-
Colegio Visao Eireli	-	132	-	-	13	-
Colégio Cidade Ltda.	-	397	-	-	15	-
COLEGIO DO SALVADOR LTDA.		1			-
Curso e Colégio Coqueiro Ltda.	-	434	-	-	20	-
ECSA Escola A Chave do Saber Ltda.	-	1,444	-	-	16	-
Editora Atica S.A.	-	2,207	-	20,040	9,240	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,754	88	-
Editora Scipione S.A.	-	445	-	211	556	-
Educação Inovação e Tecnologia S.A.	-	-	-	128	-	-
Escola Mater Christi Ltda.	-	765	-	-	139	-
Escola Riacho Doce Ltda.	-	-	-	-	24	-
Maxiprint Editora Ltda.	-	1,205	-	117	76	-
Nucleo Brasileiro de Estudos Avançados Ltda.	-	420	-	-	45	-
Papelaria Brasiliana Ltda.	-	644	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	14	7,269	-	-	578	-
Saraiva Educacao S.A.	365	1,179	-	-	5,136	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	1,687	-
Sistema P H De Ensino Ltda.	-	4,421	-	-	177	-
Sociedade Educacional Alphaville Ltda.	-	1,257	-	-	1	-
Sociedade Educacional Doze De Outubro Ltda.	-	734	-	-	47	-
Sociedade Educacional Parana Ltda.	-	91	-	-	11	-
Somos Idiomas S.A.	122	-	-	-	-	-
Somos Operações Escolares S.A.	-	3,305	-	-	29	-
SSE Serviços Educacionais Ltda.	-	3,602	-	-	665	-
	501	46,824	160,470	39,271	19,534	315,764

(i)	Refers substantially to accounts receivable generated from sharing costs e.g., IT services shared by the Company to Cogna.

(ii)	Refers substantially to accounts payable by sharing expenses e.g., property leasing, personnel and IT licenses shared with Cogna.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	Nine months ended September 30, 2022				Nine months ended September 30, 2021
Transactions held:	Revenues	Finance costs	Cost Sharing	Sublease (note 24)	Revenues	Finance costs	Cost Sharing	Sublease (note 24)

Acel Administracao De Cursos Educacionais Ltda.	-	-	-	-	1,204	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	41	-	-	-
Cogna Educação S.A.	-	25,315	-	-	-	18,844	-	-
Colégio Ambiental Ltda.	-	-	-	-	443	-	-	-
Colégio Cidade Ltda.	-	-	-	-	108	-	-	-
Colegio JAO Ltda.	-	-	-	-	546	-	-	-
Colégio Manauara Lato Sensu Ltda.	-	-	-	-	641	-	-	-
Colégio Motivo Ltda.	-	-	-	-	35	-	-	-
Colégio Visão Ltda.	-	-	-	-	287	-	-	-
Cursos e Colégio Coqueiros Ltda.	-	-	-	-	242	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	-	-	-	-	148	-	-	-
Editora Atica S.A.	9,919	-	4,327	6,165	2,852	-	4,602	8,901
Editora E Distribuidora Educacional SA.	-	-	22,155	-	-	-	23,561	-
Editora Scipione SA.	1,908	-	-	-	1,076	-	-	-
Escola Mater Christi	-	-	-	-	35	-	-	-
Escola Riacho Doce Ltda.	-	-	-	-	39	-	-	-
Maxiprint Editora Ltda.	3,882	-	-	-	-	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda.	-	-	-	-	63	-	-	-
Papelaria Brasiliana Ltda.	-	-	-	-	46	-	-	-
Saber Serviços Educacionais S.A.	41	-	-	-	189	-	-	-
Saraiva Educacao SA.	3,226	-	-	1,484	2,077	-	-	2,271
Sistema P H De Ensino Ltda.	-	-	-	-	2,628	-	-	-
Sociedade Educacional Alphaville Ltda.	-	-	-	-	196	-	-	-
Sociedade Educacional Doze De Outubro Ltda.	-	-	-	-	237	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	-	-	-	-	224	-	-	-
SOE Operações Escolares SA.	-	-	-	-	543	-	-	-
Somos Idiomas Ltda.	-	-	-	1,158	-	-	-	195
Somos Operações Escolares SA.	-	-	-	-	243	-	-	-
SSE Serviços Educacionais Ltda.	437	-	-	-	164	-	-	-
	19,413	25,315	26,482	8,807	14,307	18,844	28,163	11,367

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

a.	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

The Key management personnel compensation expenses comprised the following:

	July 01, to September 30, 2022	July 01, to September 30, 2021

Short-term employee benefits	2,728	2,749
Share-based compensation plan	4,406	5,367
	7,134	8,116

20.	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

a.	Composition of contingent liabilities

	September 30, 2022	December 31, 2021

Proceedings whose likelihood of loss is probable
Tax proceedings (i)	642,651	607,084
Labor proceedings (ii)	31,748	38,159
Civil proceedings	1,631	376
	676,030	645,619

Liabilities assumed in Business Combination
Civil proceedings	-	1,231
	-	1,231
Total of provision for tax, civil and labor losses	676,030	646,850

(i) Primarily refers to income tax positions taken by Somos (Vasta Predecessor) and the Company (Successor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

The changes in provision for the nine months period ended September 30, 2022, and 2021 were as follows:

	December 31, 2021	Additions	Reversals	Interest	Payments	September 30, 2022

Tax proceedings	607,084	1,019	(2,461)	38,028	(1,019)	642,651
Labor proceedings	38,159	1,773	(9,670)	1,595	(109)	31,748
Civil proceedings	1,607	212	(24)	16	(180)	1,631
Total	646,850	3,004	(12,155)	39,639	(1,308)	676,030

	December 31, 2020	Additions By Business Combination	Additions	Reversals	Interest	Payments	September 30, 2021

Tax proceedings	575,724	7,217	-	(13)	15,141	(13)	598,056
Labor proceedings	37,896	3,766	3,528	(4,327)	2,507	(439)	42,931
Civil proceedings	313	-	58	(21)	33	(63)	320
Total	613,933	10,983	3,586	(4,361)	17,681	(515)	641,307

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	September 30, 2022	December 31, 2021

Tax proceedings	1,448	2,300
Indemnification asset -Former owner	1,692	1,998
Indemnification asset – Related Parties – note 19 (i)	174,737	160,470
Escrow-account (ii)	10,222	14,055
	188,099	178,824

(i) Refers to an indemnification asset of the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations.

(ii) Refers to guarantees received because of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

21.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying profit (loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective rate in the Unaudited Interim Condensed Consolidated Financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company’s effective tax rates for the period ended September 30, 2022 and 2021 were 33% and 31% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

22.	Shareholder’s Equity

a.	Share Capital

As of September 30, 2022, the Company’s share capital is represented by 83,604,793 (83,393,851 on December 31, 2021), of which 64.436,093 are Class B shares held by Cogna Group (which holds 97.1% of the combined voting power) and 19,168,700 are shares held by others (which represents 2.9% of the combined voting power).

As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

The Company’s shareholders on September 30, 2022 are as follows:

	In units
Company Shareholders	Class A	Class B	Total

Cogna Group	-	64,436,093	64,436,093
Free Float	18,168,700	-	18,168,700
Treasury shares	1,000,000	-	1,000,000

Total (%)	22.93%	77.07%	83,604,793

b.	Earnings per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	July 01 to September 30, 2022	September 30, 2022	July 01 to September 30, 2021	September 30, 2021

Loss Attributable to Shareholder´s	(75,994)	(130,465)	(70,821)	(138,535)

Weighted average number of ordinary shares outstanding (thousands) (i)	83,605	83,605	83,068	83,068
Effects of dilution of ordinary potential shares- weighted averaged (thousands)
Share based- compensation ("Long term Plan") (ii)	815	815	829	829
Share based plan Migrated from Cogna to Vasta (iii)	20	20	22	22
Total dilution effect	835	835	851	851

Basic loss per share - R$	(0.91)	(1.56)	(0.85)	(1.67)
Diluted loss per share - R$	(0.91)	(1.56)	(0.85)	(1.67)

(i)       The Company has not changed its number of voting rights since the IPO on September 31, 2020.

(ii)       Refers to the share-based payments plans (“ILP”) and Bonus IPO.

(iii)       Refers to the Cogna Plan migrated to the Vasta Plan as a result of the restructuring in 2020.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

c.	Capital reserve - Share-based compensation

The Company as of September30, 2022 had 2 (two) share based compensation plans and 1 (one) bonus plan paid in restricted share units, being:

a)	Cogna Plan - On September 3, 2018, Cogna’s shareholders approved a restricted share-based compensation plan, which may grant rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.2% of Cogna’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with delivery of Cogna’s shares. Cogna’s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of September30, 2022 and December 31, 2021, was 155,919.

b)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020, and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares.

c)	Bonuses paid in quotas of restricted shares – “Recognized Award” - The Company granted and assigned 210,942 in 2022 to certain managers based on recognized performance. This program was fully settled with the delivery of shares.

23.	Net Revenue from Sales and Services

The breakdown of net sales of the Company for the three months periods ended September 30, 2022 and 2021 is shown below. Revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

	July 01, to September 30, 2022	September 30, 2022	July 01, to September 30, 2021	September 30, 2021

Content & EdTech Platform
Learning Systems	133,966	480,104	64,080	308,839
Textbooks	23,239	87,109	14,454	72,184
Complementary Education	4,291	72,530	25,262	58,495
Other services	7,892	25,611	10,701	25,357
	169,388	665,354	114,496	464,874

Digital Service platform
E-commerce	18,926	92,904	12,483	84,072
Other digital services	410	1,003	213	213
	19,336	93,907	12,696	84,285

Sales	180,422	732,647	124,125	526,697
Service	8,302	26,614	3,067	22,462
Net Revenue	188,724	759,261	127,192	549,159

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

24.	Costs and Expenses by Nature

	July 01 to September 30, 2022	September 30, 2022	July 01 to September 30, 2021	September 30, 2021
Salaries and payroll charges	(69,519)	(216,692)	(57,440)	(193,286)
Raw materials and productions costs	(23,581)	(124,557)	(28,745)	(108,203)
Editorial costs	(8,369)	(28,743)	(25,431)	(55,805)
Depreciation and amortization	(66,949)	(198,841)	(50,593)	(149,492)
Copyright	(8,311)	(41,877)	(9,846)	(34,694)
Advertising and publicity	(18,364)	(67,750)	(15,445)	(56,590)
Utilities, cleaning and security	(5,267)	(16,972)	(7,269)	(21,636)
Rent and condominium fees	(2,756)	(16,413)	(3,055)	(14,459)
Third-party services	(1,626)	(25,278)	(6,515)	(25,152)
Travel	(5,934)	(18,078)	(2,659)	(4,908)
Consulting and advisory services	(10,302)	(26,255)	(3,287)	(14,749)
Impairment losses on trade receivables	(4,692)	(17,131)	(3,790)	(21,998)
Material	(1,407)	(4,164)	(593)	(1,858)
Taxes and contributions	(546)	(1,076)	(309)	(1,532)
Reversal for tax, civil and labor losses, net	2,290	9,151	(74)	775
Provision (reverse) for obsolete inventories, net	(21,786)	(27,896)	(5,289)	(13,936)
Income from lease and sublease agreements with related parties	3,145	8,807	6,820	11,367
Other income	1,300	2,941	698	2,202
	(242,674)	(810,824)	(212,822)	(703,954))

Cost of sales and services	(91,855)	(301,058)	(79,381)	(260,910)
Commercial expenses	(48,917)	(143,838)	(33,947)	(119,040)
General and administrative expenses	(98,511)	(351,738)	(96,402)	(304,208)
Impairment loss on accounts receivable	(4,692)	(17,131)	(3,790)	(21,998)
Other operating income	1,301	2,941	698	2,202
	(242,674)	(810,824)	(212,822)	(703,954)

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

25.	Finance result

	July 01 to September 30, 2022	September 30, 2022	July 01 to September 30, 2021	September 30, 2021

Finance income
Income from financial investments and marketable securities	12,905	39,709	7,860	15,937
Other finance income	6,269	16,630	2,672	5,856
	19,174	56,339	10,532	21,973

Finance costs
Interest on bonds and financing	(25,997)	(77,636)	(11,332)	(24,272)
Interest on accounts payable for business combination	(17,720)	(47,511)	-	-
Imputed interest on suppliers	(5,327)	(13,730)	(430)	(3,213)
Bank and collection fees	(446)	(6,056)	(5,871)	(8,368)
Interest on provision for tax, civil and labor losses	(14,052)	(39,639)	(7,406)	(17,681)
Interest on Lease Liabilities	(3,535)	(10,799)	(2,542)	(10,602)
Other finance costs	(1,349)	(920)	(1,105)	(5,038)
	(68,426)	(196,291)	(28,686)	(69,174)

Financial Result (net)	(49,252)	(139,952)	(18,154)	(47,381)

26.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

•	Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

•	Digital Platform aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services from Company. Operations related to this segment began with the acquisition of Livro Fácil. In August 2021, the Company acquired EMME, which has its digital platform focused on the production of educational marketing material for the Company's partner schools, the companies MVP Consultoria e Sistemas Ltda. and Phidelis Tecnologia Desenvolvimento de Systems Ltd.

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Services segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intersegment transactions.

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	July 01 to September 30, 2022
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	169,388	19,336	188,724
Cost of goods sold and services	(60,654)	(31,201)	(91,855)

Operating income (expenses)
General and administrative expenses	(97,589)	(922)	(98,511)
Commercial expenses	(48,647)	(270)	(48,917)
Other operating income (expenses)	1,328	(27)	1,301
Impairment losses on trade receivables	(4,643)	(49)	(4,692)
Segment results before equity, financial results and taxes	(40,817)	(13,133)	(53,950)

	September 30, 2022
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	665,354	93,907	759,261
Cost of goods sold and services	(209,604)	(91,454)	(301,058)

Operating income (expenses)
General and administrative expenses	(341,337)	(10,401)	(351,738)
Commercial expenses	(132,975)	(10,863)	(143,838)
Other operating income (expenses)	2,994	(53)	2,941
Impairment losses on trade receivables	(17,082)	(49)	(17,131)
Segment results before equity, financial results and taxes	(32,650)	(18,913)	(51,563)

Assets	7,210,137	118,877	7,329,014
Current and non-current liabilities	2,720,811	57,023	2,777,834

	July 01 to September 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	114,496	12,696	127,192
Cost of goods sold and services	(69,295)	(10,087)	(79,381)

Operating income (expenses)
General and administrative expenses	(81,643)	(14,759)	(96,402)
Commercial expenses	(33,025)	(923)	(33,948)
Other operating income	612	86	698
Impairment losses on trade receivables	(3,737)	(53)	(3,790)
Segment results before equity, financial results and taxes	(72,591)	(13,039)	(85,630)

VASTA Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements

	September 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	464,874	84,285	549,159
Cost of goods sold and services	(203,590)	(57,320)	(260,910)

Operating income (expenses)
General and administrative expenses	(279,702)	(24,506)	(304,208)
Commercial expenses	(106,733)	(12,307)	(119,040)
Other operating income	2,116	86	2,202
Impairment losses on trade receivables	(21,945)	(53)	(21,998)
Segment results before equity, financial results and taxes	(144,979)	(9,815)	(154,794)

Assets	6,506,524	134,100	6,640,624
Current and non-current liabilities	1,932,565	55,539	1,988,104

The Segment´s profit/(loss) represents the earnings by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue for the nine-month periods ended on September 30, 2022, and 2021.

27.	Non-cash transactions

Non-cash transactions for the nine-month periods ended September 30, 2022 and 2021 are, respectively: (i) Additions of right of use assets and lease liabilities in the amount of R$9,618 (Note 12), and (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$3,473 (Note 12) and R$2,591 (Note 16) , and Accounts payable assumed in the acquisition of Phidelis and MVP, in the amount of R$28,954 (see Note 5) Accounts payable assumed in the acquisition of Educbank, in the amount of R$50,711.

***

Mario Ghio Junior

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant – CRC: RJ – 091570/0-1